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                             July 22, 2020

       Marc G. Swanson
       Chief Executive Officer
       SeaWorld Entertainment, Inc.
       6240 Sea Harbor Drive
       Orlando, Florida 32821

                                                        Re: SeaWorld
Entertainment, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed on July 17,
2020
                                                            File No. 333-239672

       Dear Mr. Swanson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2020 letter.

       Amendment No. 1 to Form S-3 filed July 17, 2020

       Exclusive Forum, page 12

   1. We note your revised disclosure now states, "However, this exclusive forum provision would not apply to
direct actions asserting claims under the Securities Act or the
                                                        Exchange Act." Section
27 of the Exchange Act grants exclusive jurisdiction to the
                                                        federal courts for all
claims, including derivative actions, arising under the Exchange Act and Section 22 of the
Securities Act provides that Federal and state courts have concurrent jurisdiction over
claims arising under the Securities Act, including derivative actions.
                                                        Please revise to
disclose whether this provision applies to any type of claim, including derivative actions,
arising under the Securities Act or Exchange Act.
 Marc G. Swanson
SeaWorld Entertainment, Inc.
July 22, 2020
Page 2

      You may contact Scott Anderegg, Staff Attorney at 202-551-3342 or Erin Jaskot, Legal
Branch Chief at 202-551-3442 if you have any questions.



FirstName LastNameMarc G. Swanson                        Sincerely,
Comapany NameSeaWorld Entertainment, Inc.
                                                         Division of
Corporation Finance
July 22, 2020 Page 2                                     Office of Trade &
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FirstName LastName